FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	0001283557
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, May 27, 2004, Series 2004-AC3	333-113636

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ______________________

Name: Baron Silverstein

Title: Vice President

Dated: May 27, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

FASTrader
BSABS-04AC3 A1 (A1)

BSABS-04AC3 A1 (A1)

Dated Date:	5/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/28/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	391,533,769.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	
Orig. Bal:	238,000,000.00	Current Bal:	238,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.25	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.11	1.31	1.58	2.08	2.86	3.46	3.90	4.22	4.48	4.69
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.86	5.00	5.12	5.21	5.30	5.37	5.43	5.49	5.66	5.73

Settlement Date: 5/28/2004 Valuation Date: 5/27/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay			1.10000 0% CPR	1.10000 BSABS-04AC3/P50 ACPR	1.10000 BSABS-04AC3/P100 ACPR	1.10000 BSABS-04AC3/P150 ACPR	1.10000 BSABS-04AC3/P200 ACPR
Price	98:31	Yield	5.54	5.50	5.56	5.65	5.74
		Mod. Duration	10.23	5.37	3.41	2.44	1.87
Price	99: 3	Yield	5.52	5.47	5.52	5.60	5.67
		Mod. Duration	10.23	5.37	3.42	2.44	1.88
Price	99: 7	Yield	5.51	5.45	5.49	5.55	5.60
		Mod. Duration	10.24	5.38	3.42	2.45	1.88
Price	99:11	Yield	5.50	5.43	5.45	5.49	5.54
		Mod. Duration	10.25	5.38	3.42	2.45	1.88
Price	99:15	Yield	5.49	5.40	5.41	5.44	5.47
		Mod. Duration	10.25	5.39	3.43	2.45	1.88
Price	99:19	Yield	5.47	5.38	5.38	5.39	5.40
		Mod. Duration	10.26	5.40	3.43	2.46	1.88
Price	99:23	Yield	5.46	5.36	5.34	5.34	5.34
		Mod. Duration	10.27	5.40	3.43	2.46	1.89

Vector Name	Vector Description
BSABS-04AC3/P100	**SEE ATTACHED**
BSABS-04AC3/P150	**SEE ATTACHED**
BSABS-04AC3/P200	**SEE ATTACHED**
BSABS-04AC3/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC3 A1 (A1)	100.00	238,000,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
BSABS-04AC3 A1 (A1)

05/27/2004 11:28
dcalamari

BSABS-04AC3 A1 (A1)

Dated Date:	5/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	*5/28/04*	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	391,533,769.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00
		Cumulative Prepayment	
		Date PSA CPR	
		1 Mo	.00
		3 Mo	.00
		6 Mo	.00
		12 Mo	.00

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	
Orig. Bal:	238,000,000.00	Current Bal:	238,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.25	Cpn Mult.:	
Cap:		*Floor.:*	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.11	1.31	1.58	2.08	2.86	3.46	3.90	4.22	4.48	4.69
USD Swap	**8yr**	**9yr**	**10yr**	**11yr**	**12yr**	**13yr**	**14yr**	**15yr**	**20yr**	**30yr**
	4.86	5.00	5.12	5.21	5.30	5.37	5.43	5.49	5.66	5.73

Settlement Date: 5/28/2004 Valuation Date: 5/27/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay		1.10000 0% CPR	1.10000 BSABS-04AC3/P50 ACPR	1.10000 BSABS-04AC3/P100 ACPR	1.10000 BSABS-04AC3/P150 ACPR	1.10000 BSABS-04AC3/P200 ACPR
Price 99:12	Yield	5.50	5.42	5.44	5.48	5.52
	Mod. Duration	10.25	5.39	3.42	2.45	1.88
Price 99:16	Yield	5.48	5.40	5.41	5.43	5.45
	Mod. Duration	10.25	5.39	3.43	2.45	1.88
Price 99:20	Yield	5.47	5.38	5.37	5.38	5.39
	Mod. Duration	10.26	5.40	3.43	2.46	1.88
Price 99:24	Yield	5.46	5.35	5.33	5.33	5.32
	Mod. Duration	10.27	5.40	3.44	2.46	1.89
Price 99:28	Yield	5.45	5.33	5.30	5.28	5.25
	Mod. Duration	10.27	5.41	3.44	2.46	1.89
Price 100: 0	Yield	5.43	5.31	5.26	5.23	5.19
	Mod. Duration	10.28	5.41	3.44	2.46	1.89
Price 100: 4	Yield	5.42	5.28	5.22	5.18	5.12
	Mod. Duration	10.29	5.42	3.45	2.47	1.89

Vector Name	Vector Description
BSABS-04AC3/P100	**SEE ATTACHED**
BSABS-04AC3/P150	**SEE ATTACHED**
BSABS-04AC3/P200	**SEE ATTACHED**
BSABS-04AC3/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC3 A1 (A1)	100.00	238,000,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

BSABS-04AC3 A1 (A1)

BSABS-04AC3 A1 (A1)

Dated Date:	5/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/28/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	391,533,769.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	A1	P-Des:	A1
Cusip:		Description:	
Orig. Bal:	238,000,000.00	Current Bal:	238,000,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.25	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.11	1.31	1.58	2.08	2.86	3.46	3.90	4.22	4.48	4.69
USD Swap	**8yr**	**9yr**	**10yr**	**11yr**	**12yr**	**13yr**	**14yr**	**15yr**	**20yr**	**30yr**
	4.86	5.00	5.12	5.21	5.30	5.37	5.43	5.49	5.66	5.73

Settlement Date: 5/28/2004 Valuation Date: 5/27/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay			1.10000 0% CPR	1.10000 BSABS-04AC3/P50 ACPR	1.10000 BSABS-04AC3/P100 ACPR	1.10000 BSABS-04AC3/P150 ACPR	1.10000 BSABS-04AC3/P200 ACPR
Price	98:29	Yield	5.54	5.51	5.58	5.67	5.77
		Mod. Duration	10.22	5.37	3.41	2.44	1.87
Price	99: 1	Yield	5.53	5.49	5.54	5.62	5.70
		Mod. Duration	10.23	5.37	3.41	2.44	1.87
Price	99: 5	Yield	5.52	5.46	5.51	5.57	5.64
		Mod. Duration	10.24	5.38	3.42	2.45	1.88
Price	99: 9	Yield	5.50	5.44	5.47	5.52	5.57
		Mod. Duration	10.24	5.38	3.42	2.45	1.88
Price	99:13	Yield	5.49	5.42	5.43	5.47	5.50
		Mod. Duration	10.25	5.39	3.42	2.45	1.88
Price	99:17	Yield	5.48	5.39	5.40	5.42	5.44
		Mod. Duration	10.26	5.39	3.43	2.45	1.88
Price	99:21	Yield	5.47	5.37	5.36	5.37	5.37
		Mod. Duration	10.26	5.40	3.43	2.46	1.89

Vector Name	Vector Description
BSABS-04AC3/P100	**SEE ATTACHED**
BSABS-04AC3/P150	**SEE ATTACHED**
BSABS-04AC3/P200	**SEE ATTACHED**
BSABS-04AC3/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC3 A1 (A1)	100.00	238,000,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

BSABS-04AC3 A2 (A2)

BSABS-04AC3 A2 (A2)

Dated Date:	5/1/04
Trade Date:	1/1/01
Settle Date:	5/28/04
Date of 1st CF:	6/25/04
Pmts Per Year:	
Manager:	BEARS
Face:	391,533,769.00
Speed Assumpt.:	

Monthly Prepayment

Date	PSA	CPR

Pricing

WAC:	.00
WAM:	.00
Type:	

Collateral

GROUP:	ALL
CNWAC:	.00
CGWAC:	.00
Range:	.00 - .00
CWAM:	1/1/01
Range:	1/1/01 - 1/1/01
Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	A2	P-Des:	A2
Cusip:		Description:	
Orig. Bal:	72,290,000.00	Current Bal:	72,290,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.50	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.11	1.31	1.58	2.08	2.86	3.46	3.90	4.23	4.49	4.69
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.86	5.00	5.12	5.21	5.30	5.37	5.43	5.49	5.66	5.73

Settlement Date: 5/28/2004 Valuation Date: 5/27/2004 Yield Curve: USD Swap

Results

IM_LIB Prepay		1.10000 0% CPR	1.10000 BSABS-04AC3/P50 ACPR	1.10000 BSABS-04AC3/P100 ACPR	1.10000 BSABS-04AC3/P150 ACPR	1.10000 BSABS-04AC3/P200 ACPR
Price 99:19+	Yield	5.72	5.63	5.62	5.63	5.64
	Mod. Duration	10.06	5.33	3.40	2.44	1.88
Price 99:23+	Yield	5.71	5.61	5.59	5.58	5.57
	Mod. Duration	10.06	5.33	3.41	2.44	1.88
Price 99:27+	Yield	5.70	5.58	5.55	5.53	5.51
	Mod. Duration	10.07	5.34	3.41	2.45	1.88
Price 99:31+	Yield	5.69	5.56	5.51	5.48	5.44
	Mod. Duration	10.08	5.34	3.41	2.45	1.88
Price 100: 3+	Yield	5.67	5.54	5.48	5.43	5.38
	Mod. Duration	10.08	5.35	3.42	2.45	1.88
Price 100: 7+	Yield	5.66	5.51	5.44	5.38	5.31
	Mod. Duration	10.09	5.35	3.42	2.45	1.89
Price 100:11+	Yield	5.65	5.49	5.40	5.33	5.24
	Mod. Duration	10.10	5.36	3.42	2.46	1.89

Vector Name	Vector Description
BSABS-04AC3/P100	**SEE ATTACHED**
BSABS-04AC3/P150	**SEE ATTACHED**
BSABS-04AC3/P200	**SEE ATTACHED**
BSABS-04AC3/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC3 A2 (A2)	100.00	72,290,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

BSABS-04AC3 B1 (B1)

BSABS-04AC3 B1 (B1)

Dated Date:	5/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/28/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	391,533,769.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	B1	P-Des:	B1
Cusip:		Description:	
Orig. Bal:	9,788,000.00	Current Bal:	9,788,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	3.00	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/23/03	Next Reset:	1/23/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 1.9000 Cap 11.0000 @ 9.1000 Floor 1.9000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.11	1.31	1.58	2.08	2.86	3.46	3.90	4.22	4.49	4.69
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.86	5.00	5.12	5.21	5.30	5.36	5.43	5.49	5.66	5.72

Settlement Date: 5/28/2004 Valuation Date: 5/27/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay		1.10000 0% CPR	1.10000 BSABS-04AC3/P50 ACPR	1.10000 BSABS-04AC3/P100 ACPR	1.10000 BSABS-04AC3/P150 ACPR	1.10000 BSABS-04AC3/P200 ACPR
Price 99:20	Yield	3.45	3.27	3.28	3.34	3.39
	Mod. Duration	12.33	6.08	3.71	2.60	1.97
Price 99:24	Yield	3.44	3.25	3.25	3.29	3.33
	Mod. Duration	12.34	6.08	3.71	2.60	1.97
Price 99:28	Yield	3.43	3.23	3.21	3.24	3.26
	Mod. Duration	12.34	6.09	3.72	2.60	1.97
Price 100: 0	Yield	3.42	3.21	3.18	3.19	3.20
	Mod. Duration	12.35	6.10	3.72	2.61	1.98
Price 100: 4	Yield	3.41	3.19	3.15	3.15	3.14
	Mod. Duration	12.35	6.10	3.73	2.61	1.98
Price 100: 8	Yield	3.40	3.17	3.11	3.10	3.07
	Mod. Duration	12.36	6.11	3.73	2.61	1.98
Price 100:12	Yield	3.39	3.15	3.08	3.05	3.01
	Mod. Duration	12.37	6.11	3.73	2.62	1.98

Vector Name	Vector Description
BSABS-04AC3/P100	**SEE ATTACHED**
BSABS-04AC3/P150	**SEE ATTACHED**
BSABS-04AC3/P200	**SEE ATTACHED**
BSABS-04AC3/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC3 B1 (B1)	100.00	9,788,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
BSABS-04AC3 B2 (B2)

BSABS-04AC3 B2 (B2)

Dated Date:	5/1/04
Trade Date:	1/1/01
Settle Date:	5/28/04
Date of 1st CF:	6/25/04
Pmts Per Year:	
Manager:	BEARS
Face:	391,533,769.00
Speed Assumpt.:	

Monthly Prepayment

Date PSA CPR

Pricing

WAC:	.00
WAM:	.00
Type:	

Collateral

GROUP:	ALL
CNWAC:	.00
CGWAC:	.00
Range:	.00 - .00
CWAM:	1/1/01
Range:	1/1/01 - 1/1/01
Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	B2	P-Des:	B2
Cusip:		Description:	
Orig. Bal:	9,593,000.00	Current Bal:	9,593,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	3.35	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	12/23/03	Next Reset:	12/23/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 2.2500 Cap 11.0000 @ 8.7500 Floor 2.2500 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.11	1.31	1.58	2.08	2.86	3.46	3.90	4.22	4.48	4.69
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.86	5.00	5.11	5.20	5.30	5.36	5.42	5.49	5.65	5.72

Settlement Date: 5/28/2004 Valuation Date: 5/27/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay		1.10000 0% CPR	1.10000 BSABS-04AC3/P50 ACPR	1.10000 BSABS-04AC3/P100 ACPR	1.10000 BSABS-04AC3/P150 ACPR	1.10000 BSABS-04AC3/P200 ACPR
Price 99:20	Yield	3.86	3.65	3.66	3.72	3.77
	Mod. Duration	11.94	5.96	3.66	2.57	1.95
Price 99:24	Yield	3.85	3.63	3.63	3.67	3.71
	Mod. Duration	11.94	5.97	3.67	2.58	1.96
Price 99:28	Yield	3.84	3.61	3.59	3.62	3.65
	Mod. Duration	11.95	5.97	3.67	2.58	1.96
Price 100: 0	Yield	3.83	3.59	3.56	3.57	3.58
	Mod. Duration	11.96	5.98	3.68	2.58	1.96
Price 100: 4	Yield	3.82	3.57	3.53	3.53	3.52
	Mod. Duration	11.96	5.99	3.68	2.59	1.96
Price 100: 8	Yield	3.81	3.55	3.49	3.48	3.45
	Mod. Duration	11.97	5.99	3.68	2.59	1.97
Price 100:12	Yield	3.80	3.53	3.46	3.43	3.39
	Mod. Duration	11.98	6.00	3.69	2.59	1.97

Vector Name	Vector Description
BSABS-04AC3/P100	**SEE ATTACHED**
BSABS-04AC3/P150	**SEE ATTACHED**
BSABS-04AC3/P200	**SEE ATTACHED**
BSABS-04AC3/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC3 B2 (B2)	100.00	9,593,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
BSABS-04AC3 M1 (M1)

BSABS-04AC3 M1 (M1)

Dated Date:	5/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/28/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	391,533,769.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	M1	P-Des:	M1
Cusip:		Description:	
Orig. Bal:	31,323,000.00	Current Bal:	31,323,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.65	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/23/03	Next Reset:	1/23/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 0.5500 Cap 11.0000 @ 10.4500 Floor 0.5500 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.11	1.31	1.58	2.08	2.86	3.46	3.90	4.22	4.48	4.69
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.86	5.00	5.12	5.21	5.30	5.36	5.43	5.49	5.66	5.73

Settlement Date: 5/28/2004 Valuation Date: 5/27/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay		1.10000 0% CPR	1.10000 BSABS-04AC3/P50 ACPR	1.10000 BSABS-04AC3/P100 ACPR	1.10000 BSABS-04AC3/P150 ACPR	1.10000 BSABS-04AC3/P200 ACPR
Price 99:20	**Yield**	1.82	1.78	1.81	1.86	1.91
	Mod. Duration	14.07	6.56	3.90	2.69	2.03
Price 99:24	**Yield**	1.81	1.76	1.78	1.81	1.84
	Mod. Duration	14.08	6.57	3.90	2.70	2.03
Price 99:28	**Yield**	1.80	1.75	1.75	1.77	1.78
	Mod. Duration	14.09	6.57	3.91	2.70	2.03
Price 100: 0	**Yield**	1.79	1.73	1.72	1.72	1.72
	Mod. Duration	14.09	6.58	3.91	2.70	2.03
Price 100: 4	**Yield**	1.78	1.71	1.69	1.67	1.66
	Mod. Duration	14.10	6.58	3.92	2.71	2.04
Price 100: 8	**Yield**	1.78	1.69	1.65	1.63	1.60
	Mod. Duration	14.10	6.59	3.92	2.71	2.04
Price 100:12	**Yield**	1.77	1.67	1.62	1.58	1.54
	Mod. Duration	14.11	6.60	3.92	2.71	2.04

Vector Name	Vector Description
BSABS-04AC3/P100	**SEE ATTACHED**
BSABS-04AC3/P150	**SEE ATTACHED**
BSABS-04AC3/P200	**SEE ATTACHED**
BSABS-04AC3/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC3 M1 (M1)	100.00	31,323,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

BEAR STEARNS

FASTrader
BSABS-04AC3 M2 (M2)

BSABS-04AC3 M2 (M2)

Dated Date:	5/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	5/28/04	WAM:	.00
Date of 1st CF:	6/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:	BEARS	GROUP:	ALL
Face:	391,533,769.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	M2	P-Des:	M2
Cusip:		Description:	
Orig. Bal:	19,576,000.00	Current Bal:	19,576,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	2.35	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/23/03	Next Reset:	1/23/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 1.2500 Cap 11.0000 @ 9.7500 Floor 1.2500 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.11	1.31	1.58	2.08	2.86	3.46	3.90	4.22	4.49	4.69
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.86	5.00	5.12	5.21	5.30	5.36	5.43	5.49	5.66	5.72

Settlement Date: 5/28/2004 Valuation Date: 5/27/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay		1.10000 0% CPR	1.10000 BSABS-04AC3/P50 ACPR	1.10000 BSABS-04AC3/P100 ACPR	1.10000 BSABS-04AC3/P150 ACPR	1.10000 BSABS-04AC3/P200 ACPR
Price 99:20	Yield	2.67	2.56	2.58	2.63	2.67
	Mod. Duration	13.12	6.30	3.80	2.64	2.00
Price 99:24	Yield	2.66	2.54	2.54	2.58	2.61
	Mod. Duration	13.13	6.31	3.80	2.65	2.00
Price 99:28	Yield	2.65	2.52	2.51	2.53	2.55
	Mod. Duration	13.13	6.31	3.81	2.65	2.00
Price 100: 0	Yield	2.64	2.50	2.48	2.48	2.49
	Mod. Duration	13.14	6.32	3.81	2.65	2.00
Price 100: 4	Yield	2.63	2.48	2.44	2.44	2.42
	Mod. Duration	13.14	6.33	3.82	2.66	2.01
Price 100: 8	Yield	2.62	2.46	2.41	2.39	2.36
	Mod. Duration	13.15	6.33	3.82	2.66	2.01
Price 100:12	Yield	2.61	2.44	2.38	2.34	2.30
	Mod. Duration	13.15	6.34	3.82	2.66	2.01

Vector Name	Vector Description
BSABS-04AC3/P100	**SEE ATTACHED**
BSABS-04AC3/P150	**SEE ATTACHED**
BSABS-04AC3/P200	**SEE ATTACHED**
BSABS-04AC3/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC3 M2 (M2)	100.00	19,576,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

FAST FINANCIAL ANALYTICS & STRUCTURED TRANSACTIONS

BEAR STEARNS

FASTrader

BSABS-04AC3 M3 (M3)

BSABS-04AC3 M3 (M3)

Dated Date:	5/1/04
Trade Date:	1/1/01
Settle Date:	5/28/04
Date of 1st CF:	6/25/04
Pmts Per Year:	
Manager:	BEARS
Face:	391,533,769.00
Speed Assumpt.:	

Monthly Prepayment

Date	PSA	CPR

Pricing

WAC:	.00
WAM:	.00
Type:	

Collateral

GROUP:	ALL
CNWAC:	.00
CGWAC:	.00
Range:	.00 - .00
CWAM:	1/1/01
Range:	1/1/01 - 1/1/01
Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	M3	P-Des:	M3
Cusip:		Description:	
Orig. Bal:	8,810,000.00	Current Bal:	8,810,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	2.60	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/23/03	Next Reset:	1/23/03
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 1.5000 Cap 11.0000 @ 9.5000 Floor 1.5000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.11	1.31	1.58	2.08	2.86	3.46	3.90	4.22	4.49	4.69
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.86	5.00	5.12	5.21	5.30	5.36	5.43	5.49	5.66	5.72

Settlement Date: 5/28/2004 Valuation Date: 5/27/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay		1.10000 0% CPR	1.10000 BSABS-04AC3/P50 ACPR	1.10000 BSABS-04AC3/P100 ACPR	1.10000 BSABS-04AC3/P150 ACPR	1.10000 BSABS-04AC3/P200 ACPR
Price 99:20	Yield	2.97	2.83	2.85	2.90	2.95
	Mod. Duration	12.81	6.21	3.77	2.63	1.99
Price 99:24	Yield	2.96	2.81	2.81	2.85	2.89
	Mod. Duration	12.81	6.22	3.77	2.63	1.99
Price 99:28	Yield	2.95	2.79	2.78	2.80	2.82
	Mod. Duration	12.82	6.23	3.77	2.63	1.99
Price 100: 0	Yield	2.94	2.77	2.75	2.76	2.76
	Mod. Duration	12.82	6.23	3.78	2.64	1.99
Price 100: 4	Yield	2.93	2.75	2.71	2.71	2.70
	Mod. Duration	12.83	6.24	3.78	2.64	1.99
Price 100: 8	Yield	2.92	2.73	2.68	2.66	2.64
	Mod. Duration	12.84	6.24	3.79	2.64	2.00
Price 100:12	Yield	2.91	2.71	2.65	2.62	2.57
	Mod. Duration	12.84	6.25	3.79	2.64	2.00

Vector Name	Vector Description
BSABS-04AC3/P100	**SEE ATTACHED**
BSABS-04AC3/P150	**SEE ATTACHED**
BSABS-04AC3/P200	**SEE ATTACHED**
BSABS-04AC3/P50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
BSABS-04AC3 M3 (M3)	100.00	8,810,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

New Issue Computational Materials

$389,380,000 (Approximately)

Asset-Backed Certificates, Series 2004-AC3

Bear Stearns Asset Backed Securities I Trust 2004-AC3
Issuer

EMC Mortgage Corporation
Seller

Wells Fargo Bank, National Association
Master Servicer

May 24, 2004

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by an issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Any information herein regarding the collateral or the securities supersedes any prior information regarding the collateral or the securities and will be superseded by information regarding the collateral and/or the securities contained in the Offering Documents and any subsequent information regarding the collateral or the securities. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current and any subsequent information regarding the collateral or the securities. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals employed thereby may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

TRANSACTION SUMMARY (a), (b), (c),

Class	Size	Percent Of Pool Balance	Credit Enhancement Percentage	Coupon Type	WAL To Call (yrs.)	Final Scheduled Dist. Date	Expected Ratings (Moody's/S&P)
A-1	$238,000,000	60.79%	20.20%	5.250% Fixed (d)(e)	**3.578**	06/25/34	Aaa/AAA
A-2	$72,290,000	18.46%	20.20%	5.500% Fixed (d)(e)	**3.578**	06/25/34	Aaa/AAA
M-1	$31,323,000	8.00%	12.20%	Floater (d)(e)(f)	**3.578**	06/25/34	Aa2/AA
M-2	$19,576,000	5.00%	7.20%	Floater (d)(e)(g)	**3.578**	06/25/34	A2/A
M-3	$8,810,000	2.25%	4.95%	Floater (d)(e)(h)	**3.578**	06/25/34	A3/A-
B-1	$9,788,000	2.50%	2.45%	Floater (d)(e)(i)	**3.578**	06/25/34	Baa1/BBB+
B-2	$9,593,000	2.45%	0.00% (j)	Floater (d)(e)(k)	**3.578**	06/25/34	Baa2/BBB
Total	**$389,380,000**	99.45%					

Notes:

(a) The principal balance of each Class of Certificates is subject to a 10% variance. Class size and credit enhancement levels are subject to change based upon the final mortgage pool and rating agency valuation of subordination, overcollateralization, and excess spread.

(b) Prepayment Pricing Speed Assumption: 6% CPR building to 20% CPR in 12 months, and remaining constant at 20% CPR thereafter.

(c) The Certificates will be priced to a cleanup call that can be exercised on or after the earlier of (i) the Distribution Date on which the aggregate stated principal balance of the mortgage loans has been reduced to less than or equal to 20% of the aggregate stated principal balance of the mortgage loans as of the Cut-off Date and (ii) the Distribution Date occurring in May 2014.

(d) See Optional Redemption Definition.

(e) The Class A Certificates will be subject to a cap equal to the weighted average of the net mortgage rates on the mortgage loans. The Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class B-1 Certificates and Class B-2 Certificates will be subject to a cap equal to the lesser of 11.00% and the weighted average of the net mortgage rates on the mortgage loans. If on any Distribution Date, the pass-through rate for a class of offered certificates is based on a cap relating to the weighted average of the net mortgage rates of the mortgage loans, the resulting interest shortfall may be recovered by the holders of the related certificates on the same Distribution Date or future Distribution Dates on a subordinated basis to the extent that on such Distribution Date there are available funds remaining after certain other distributions on the offered certificates and the payment of certain fees and expenses of the trust.

(f) The pass-through rate for the Class M-1 Certificates will be a floating rate based on One Month LIBOR + [0.55%] (per annum).

(g) The pass-through rate for the Class M-2 Certificates will be a floating rate based on One Month LIBOR + [1.25%] (per annum).

(h) The pass-through rate for the Class M-3 Certificates will be a floating rate based on One Month LIBOR + [1.50%] (per annum).

(i) The pass-through rate for the Class B-1 Certificates will be a floating rate based on One Month LIBOR + [1.90%] (per annum).

(j) Credit Enhancement for the Class B-2 Certificates will be available from the Overcollateralized Amount, which is expected to be 0.55% initially, growing to 0.55% of the original aggregate stated principal balance of the mortgage loans.

(k) The pass-through rate for the Class B-2 Certificates will be a floating rate based on One Month LIBOR + [2.25%] (per annum).

THE COLLATERAL

- Conventional, one-to-four-family, fixed-rate mortgage loans secured by first liens on residential mortgaged properties.
- The collateral will consist of a pool of mortgage loans with an unpaid principal balance of approximately $391,533,769.
- The mortgage loans were primarily originated by Waterfield Mortgage Company, Incorporated (approximately 31%), First Horizon Home Loan Corporation (approximately 13%), and RBC Mortgage Company (approximately 10%) with approximately seventy other originators totaling approximately 46% pursuant to underwriting guidelines as described in the prospectus supplement.
- The collateral information provided herein is preliminary and based upon information as of May 1, 2004.

THE STRUCTURE

The Senior Certificates, Mezzanine Certificates and Subordinate Certificates will be paid principal on a *pro rata* basis.

Class A Certificates
The Class A Certificates will be fixed rate senior securities.

Class M-1 Certificates
The Class M-1 Certificates will be issued as floating rate mezzanine securities. The Class M-1 Certificates will be subordinate to the Class A Certificates.

Class M-2 Certificates
The Class M-2 Certificates will be issued as floating rate mezzanine securities. The Class M-2 Certificates will be subordinate to the Class A Certificates and the Class M-1 Certificates.

Class M-3 Certificates
The Class M-3 Certificates will be issued as floating rate mezzanine securities. The Class M-3 Certificates will be subordinate to the Class A Certificates, the Class M-1 Certificates and the Class M-2 Certificates.

Class B-1 Certificates
The Class B-1 Certificates will be issued as floating rate subordinate securities. The Class B-1 Certificates will be subordinate to the Class A Certificates and the Class M Certificates.

Class B-2 Certificates
The Class B-2 Certificates will be issued as floating rate subordinate securities. The Class B-2 Certificates will be subordinate to the Class A Certificates, the Class M Certificates and the Class B-1 Certificates.

Non-offered Certificates
The Class P, Class C and the Class R Certificates.

Summary of Terms

Depositor:	Bear Stearns Asset Backed Securities I LLC
Seller:	EMC Mortgage Corporation.
Master Servicer:	Wells Fargo Bank, National Association.
Servicers:	EMC Mortgage Corporation (approximately 98%), HSBC Mortgage Corporation (USA) (approximately 1%), and SouthTrust Mortgage Corporation (approximately 1%).
Originators:	Waterfield (31%), First Horizon (13%), RBC (10%) and approximately 70 others.
Sole Manager:	Bear, Stearns & Co. Inc.
Trustee:	US Bank National Assiciation
Cut-off Date:	May 1, 2004
Closing Date:	On or about May 28, 2004
Distribution Date:	25th day of each month (or the next business day), commencing in June 2004
Optional Redemption:	At its option the holder of the Class C Certificates, or, if there is no single holder, the majority holder of the Class C Certificates, may purchase all of the certificates on or after the earlier of (a) the 20% Clean-Up Call Date and (b) the Distribution Date occurring in May 2014.

In addition, if the holder of the Class C Certificates does not exercise its option to purchase ("Optional Redemption"), at any time, the pass-through rate on the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class B-1 and Class B-2 Certificates will increase by the Rate Increase. The "Rate Increase" is equal to (A) on the first Distribution Date after the 20% Clean-Up Call Date, 0.500% per annum for the Class A Certificates, [0.275%] per annum for the Class M-1 Certificates, [0.625%] per annum for the Class M-2 Certificates, [0.750%] per annum for the Class M-3 Certificates, [0.950%] per annum for the Class B-1 Certificates and [1.125%] for the Class B-2 Certificates; or (B) on the Distribution Date in May 2014, 0.500% per annum for the Class A, [0.275%] per annum for the Class M-1 Certificates, [0.625%] per annum for the Class M-2 Certificates, [0.750%] per annum for the Class M-3 Certificates, [0.950%] per annum for the Class B-1 Certificates and [1.125%] for the Class B-2 Certificates.

Additionally, if the Optional Redemption is not exercised by the earlier of (a) the first Distribution Date after the 20% Clean-Up Call Date, and (b) the Distribution Date occurring in May 2014, thereafter all net monthly excess cashflow will be paid as principal to the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class B-1 and Class B-2 Certificates, pro rata, until their Certificate Principal Balances are reduced to zero.

20% Clean-Up Call Date: The first Distribution Date on which the aggregate stated principal balance of the mortgage loans as of the end of the related due period is less than or equal to 20% of the Cut-off Date balance.

Available Distribution Amount: For any Distribution Date, an amount equal to the amount received by the Trustee and available in the Certificate Account on that Distribution Date. The Available Distribution Amount will generally be equal to the aggregate amount of scheduled payments on the mortgage loans, insurance proceeds and liquidation proceeds, received during the related Due Period, in each case net of amounts reimbursable therefrom to the Trustee, the Master Servicer and any Servicer and reduced by Servicing Fees and Master Servicing Fees.

Net WAC Rate: For each Distribution Date, (a) with respect to the Class A Certificates, a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, (b) with respect to the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class B-1 Certificates and Class B-2 Certificates, a per annum rate equal to the lesser of (i) 11.00% per annum and (ii) the weighted average of the net mortgage rates of the mortgage loans as of the first day of the month preceding the month in which such Distribution Date occurs, in each case, adjusted for the actual number of days elapsed in the Accrual Period.

Subordinate Cap: The Subordinate Cap is calculated by taking, a) interest funds available to pay monthly interest to the Class A, Class M and Class B Certificates less interest due to the Class A Certificates divided by b) the aggregate principal balance of the Class M and Class B Certificates. The result is expressed as a percentage which takes into consideration the actual number of days elapsed for each accrual period.

Pass-Through Rates: The pass-through rate for the Class A-1 Certificates and Class A-2 Certificates will be the per annum fixed rate, subject to adjustment as described above under Net WAC Rate. The pass-through rates for the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class B-1 Certificates and Class B-2 Certificates will be the least of (i) the per annum floating rates, (ii) 11.00% per annum and (iii) the related Net WAC Rate.

Interest Payments:

On each Distribution Date holders of the offered certificates will be entitled to receive the interest that has accrued on the offered certificates at the related pass-through rate during the related accrual period, and any interest due on a prior Distribution Date that was not paid.

The "Accrual Period" for the offered certificates (other than the Class M-1, Class M-2, Class M-3, Class B-1 and Class B-2 Certificates) will be the calendar month immediately preceding the calendar month in which a Distribution Date occurs. The "Accrual Period" for the Class M-1, Class M-2, Class M-3, Class B-1 and Class B-2 Certificates will be the period from and including the 25th day of the calendar month preceding the month in which a Distribution Date occurs (or with respect to the first accrual period for the Class M-1, Class M-2, Class M-3, Class B-1 and Class B-2 Certificates, the Closing Date) to and including the 24th day of the calendar month in which that Distribution Date occurs. The Trustee will calculate interest on the offered certificates (other than the Class M-1, Class M-2, Class M-3, Class B-1 and Class B-2 Certificates) based on a 360-day year that consists of twelve 30-day months. The Trustee will calculate interest on the Class M-1, Class M-2, Class M-3, Class B-1 and Class B-2 Certificates based on a 360-day year and the actual number of days elapsed during the related Accrual Period.

Monthly Interest Distributable Amount:

For any Distribution Date and each class of offered certificates, the amount of interest accrued during the related Accrual Period at the related pass-through rate on the Certificate Principal Balance of such Class immediately prior to such Distribution Date, in each case, reduced by any Unpaid Interest Shortfall Amounts plus any Monthly Interest Distributable Amount remaining unpaid from any prior Distribution Date with interest thereon at the related pass-through rate.

Principal Payments:

On each Distribution Date the holders of each class of offered certificates shall be entitled to receive distributions in respect of principal to the extent of the Principal Distribution Amount on a pro rata basis, based on the Certificate Principal Balances thereof, until the Certificate Principal Balances thereof have been reduced to zero.

Stated Principal Balance:

With respect to any mortgage loan as of any date of determination, the principal balance thereof as of the Cut-off Date, after application of all scheduled principal payments due on or before the Cut-off Date, whether or not received, reduced by all scheduled payments of principal due after the Cut-off Date, whether or not received, and as further reduced to the extent that any Realized Loss thereon has been incurred during the prior due period.

Certificate Principal Balance:

With respect to any offered certificate, as of any date of determination, the initial Certificate Principal Balance thereof, reduced by the aggregate of (a) all amounts allocable to principal previously distributed with respect to such offered certificates and (b) in the case of the Class M Certificates and Class B Certificates any reductions in the Certificate Principal Balance resulting from the allocations of Realized Losses in the manner described herein.

Principal Distribution Amount: With respect to any Distribution Date, the Basic Principal Distribution Amount plus the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: With respect to any Distribution Date the excess of (i) the Principal Remittance Amount for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount: With respect to any Distribution Date (other than the first Distribution Date) (a) on or prior to the earlier of (1) the 20% Clean-Up Call Date and (2) the Distribution Date in May 2014, the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Increase Amount for such Distribution Date; and (b) thereafter, the Net Monthly Excess Cashflow for such Distribution Date.

Principal Remittance Amount: With respect to any Distribution Date, the sum of:

1. the principal portion of all scheduled monthly payments on the mortgage loans due on the related due date, to the extent received or advanced;
2. the principal portion of all proceeds of the repurchase of a mortgage loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the pooling and servicing agreement or the related servicing agreement during the preceding calendar month; and
3. the principal portion of all other unscheduled collections received during the preceding calendar month, including full and partial prepayments, liquidation proceeds and insurance proceeds, in each case to the extent applied as recoveries of principal.

Unpaid Interest Shortfall Amount: For each class of offered certificates and any Distribution Date, such offered certificates' pro rata share, based on the amount of Monthly Interest Distributable Amount otherwise payable on such class of offered certificates on such Distribution Date, of (a) any Prepayment Interest Shortfalls, to the extent not covered by Compensating Interest, and (b) any Relief Act Shortfalls, plus interest on the amount of previously allocated Unpaid Interest Shortfall Amounts on such class of offered certificates that remains unreimbursed, at the pass-through rate for such class for the related Accrual Period.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (a) any Overcollateralization Release Amount and (b) the excess of (x) the Available Distribution Amount for such Distribution Date over (y) the sum for such Distribution Date of (A) the Monthly Interest Distributable Amount for the offered certificates, and (B) the Principal Remittance Amount.

Priority of Payments:

Distributions on the offered certificates will be made on the 25th day of each month (or next business day). The payments to the offered certificates, to the extent of available funds, will be made according to the following priority:

Interest Distributions:

1. Payment of the related Monthly Interest Distributable Amount to the holders of the Class A-1 and Class A-2 Certificates on a pro rata basis, based on the entitlement of each such class;
2. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-1 Certificates;
3. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-2 Certificates;
4. Payment of the related Monthly Interest Distributable Amount to the holders of the Class M-3 Certificates;
5. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-1 Certificates; and
6. Payment of the related Monthly Interest Distributable Amount to the holders of the Class B-2 Certificates.

On any Distribution Date, any Relief Act Shortfalls and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the related Servicer or the Master Servicer will be allocated, first, in reduction of amounts otherwise distributable to the Class C Certificates, and thereafter, to the Monthly Interest Distributable Amounts with respect to the offered certificates, on a pro rata basis, based on the respective amounts of interest accrued on such certificates for such Distribution Date.

Principal Distributions:

Payment of principal to the Class A-1, Class A-2, Class M-1, Class M-2, Class M-3, Class B-1 and Class B-2 Certificates will be paid on a pro rata basis, based on the Certificate Principal Balance of each such class.

Net Monthly Excess Cashflow:

1. Payment to the holders of the class or classes of offered certificates then entitled to receive distributions in respect of principal, in an amount equal to any Extra Principal Distribution Amount, payable to such holders as part of the Principal Distribution Amount;
2. Payment of Unpaid Interest Shortfall Amounts first to the holders of the Class A Certificates on a pro rata basis, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class B-1 Certificates and then to the holders of Class B-2 Certificates, to the extent not previously reimbursed;
3. Payment of any allocated realized loss amount to the holders of the Class M-1 Certificates;
4. Payment of any allocated realized loss amount to the holders of the Class M-2 Certificates;
5. Payment of any allocated realized loss amount to the holders of the Class M-3 Certificates;

6. Payment of any allocated realized loss amount to the holders of the Class B-1 Certificates; and
7. Payment of any allocated realized loss amount to the holders of the Class B-2 Certificates.

Realized Losses: Any loss on a mortgage loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Allocation of Losses: Realized Losses on the mortgage loans will be allocated first to the Net Monthly Excess Cashflow, then to the Overcollateralized Amount, then to the Class B-2 Certificates, then to the Class B-1 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates, and then to the Class M-1 Certificates, in each case until the Certificate Principal Balance of such class has been reduced to zero.

Once Realized Losses have been allocated to the Class B Certificates and Class M Certificates, such amounts with respect to such certificates will no longer accrue interest; however, such amounts may be paid to the holders of the Class B Certificates and Class M Certificates on future Distribution Dates to the extent of funds available from Net Monthly Excess Cashflow.

Allocated Realized Loss Amount: With respect to the Class B Certificates and Class M Certificates and any Distribution Date, an amount equal to the sum of any Realized Loss allocated to that class of certificates on that Distribution Date and any Allocated Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Overcollateralization Increase Amount: For any Distribution Date, the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on such Distribution Date (after giving effect to distributions in respect of the Basic Principal Distribution Amount on such Distribution Date).

Overcollateralized Amount: For any Distribution Date, the amount, if any, by which (i) the aggregate principal balance of the mortgage loans (after giving effect to scheduled payments of principal due during the related due period, to the extent received or advanced, and unscheduled collections of principal received during the related prepayment period, and after reduction for Realized Losses incurred during the related prepayment period) exceeds (ii) the aggregate Certificate Principal Balance of the certificates as of such Distribution Date (after giving effect to distributions to be made on such Distribution Date).

Overcollateralization Release Amount: With respect to any Distribution Date, the lesser of (x) the Principal Remittance Amount for such Distribution Date and (y) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (assuming that 100% of the Principal Remittance Amount is applied as a principal payment on such Distribution Date) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Credit Enhancement:

- [Subordination: Initially, 20.20% for the Class A Certificates; 12.20% for the Class M-1 Certificates, 7.20% for the Class M-2 Certificates; 4.95% for the Class M-3 Certificates, 2.45% for the Class B-1 Certificates and the Overcollateralized Amount (0.55% initially, growing to 0.55%), for the

Class B-2 Certificates.

- Overcollateralization Target Amount: 0.55% of the aggregate Stated Principal Balance of the mortgage loans as of the Cut-off Date.]

Net Mortgage Rate: On any mortgage loan, the then applicable mortgage rate thereon minus the sum of (1) the Master Servicing Fee Rate, if applicable, (2) the Servicing Fee Rate, and (3) the Lender-Paid Mortgage Insurance Fee Rate ("LPMI Fee Rate"), if applicable.

Monthly Fees: Servicing Fee Rate of 0.25% per annum, payable monthly; Master Servicing Fee Rate of 0.010% (weighted average initially) per annum, payable monthly.

P&I Advances: Each Servicer will be obligated to make, or cause to be made, cash advances with respect to delinquent payments of principal and interest on the mortgage loans serviced by such Servicer to the extent that such Servicer reasonably believes that such cash advances can be repaid from future payments on the related mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal payments on the certificates and are not intended to guarantee or insure against losses. The Master Servicer will be obligated to back-stop the advancing obligations of the Servicers.

Registration: The offered certificates will be available in book-entry form through DTC.

Denominations: The Certificates are issuable in minimum denominations of an original amount of $25,000 and multiples of $1,000 in excess thereof.

Federal Tax Aspects: The Trust will be established as one or more REMICs for federal income tax purposes.

ERISA Considerations: The offered certificates may be purchased by a pension or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974 or Section 4975 of the Internal Revenue Code of 1986, or by an entity investing the assets of an employee benefit plan so long as certain conditions are met.

SMMEA Eligibility: The Class A and Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Total Pool
Pool Principal Balance	$391,533,769
Average Balance	$183,991
Range of Balances	$30,348 - $1,495,379
% Conforming Balance	74.88%
WA Gross WAC	6.5050%
Range of Gross WAC	4.5000% - 9.7500%
WAM (mos)	339
WA Age (mos)	2
WA Original Term (mos)	341
Balloon / Fully Amortizing	0.00% /100.00%
First Lien / Second Lien	100.00% / 0.00%
Credit Score	
Weighted Average	692
Below 600	2.22%
600 to 619	2.82%
620 to 639	10.12%
640 to 659	10.93%
660 to 679	14.72%
680 to 699	15.08%
700 to 749	27.54%
750 and above	14.61%
Not Available	1.29%
LTV	
Weighted Average	76.09%
0.01% to 50.00%	4.89%
50.01% to 60.00%	5.65%
60.01% to 70.00%	14.92%
70.01% to 80.00%	54.09%
80.01% to 90.00%	12.89%
90.01% to 95.00%	7.14%
95.01% to 100.00%	0.43%
% with LTV's > 80%	20.47%
% of those loans over 80% LTV with MI	97.54%
Insurance	
Conventional MI	19.97%
Non-MI	80.03%

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

	Total Pool
Property Type	
Single Family	59.77%
PUD	19.14%
Two to Four Family	15.65%
Condominium	5.11%
Manufactured Home	0.00%
Mixed Use	0.22%
Townhouse	0.10%
Occupancy Status	
Owner Occupied	73.64%
Investor Property	22.63%
Second Home	3.72%
Loan Purpose	
Purchase Money	45.26%
Cash-Out Refinance	38.09%
Rate/Term Refinance	16.64%
Documentation Type	
Full/Alternative	22.97%
Stated Income	38.94%
Stated/Stated	5.22%
No Ratio	15.69%
No Income/No Asset	17.18%
Geographic Concentration	
California	19.60%
Northern CA	6.35%
Southern CA	13.26%
New York	8.79%
Florida	9.52%
Virginia	5.50%
Arizona	5.10%
Prepayment Penalties	
None	73.95%
6 Months	0.27%
7 Months	0.31%
1 Year	3.95%
2 Year	0.25%
3 Year	7.29%
5 Year	14.00%

Sample Pricing Scenario - Net Monthly Excess Cashflow (Basis Points)

Date	Excess (bps) - Flat	Excess (bps) – Forward LIBOR
25-Jun-04	160	160
25-Jul-04	157	154
25-Aug-04	156	149
25-Sep-04	156	144
25-Oct-04	157	142
25-Nov-04	156	136
25-Dec-04	157	135
25-Jan-05	156	129
25-Feb-05	156	126
25-Mar-05	161	130
25-Apr-05	156	119
25-May-05	158	118
25-Jun-05	156	113
25-Jul-05	158	113
25-Aug-05	156	107
25-Sep-05	156	104
25-Oct-05	158	105
25-Nov-05	157	100
25-Dec-05	158	101
25-Jan-06	157	96
25-Feb-06	157	94
25-Mar-06	161	102
25-Apr-06	157	91
25-May-06	159	93
25-Jun-06	157	89
25-Jul-06	159	91
25-Aug-06	157	87
25-Sep-06	157	86
25-Oct-06	159	88
25-Nov-06	158	85
25-Dec-06	159	87
25-Jan-07	158	84
25-Feb-07	158	84
25-Mar-07	163	90
25-Apr-07	158	83
25-Apr-07	160	84
25-Jun-07	158	82
25-Jul-07	160	84
25-Aug-07	159	82
25-Sep-07	159	82
25-Oct-07	160	83
25-Nov-07	159	81
25-Dec-07	161	83
25-Jan-08	159	81
25-Feb-08	159	81
25-Mar-08	162	85

Date	Excess (bps) - Flat	Excess (bps) – Forward LIBOR
25-Apr-08	159	82
25-May-08	161	83
25-Jun-08	160	82
25-Jul-08	161	83
25-Aug-08	160	82
25-Sep-08	160	83
25-Oct-08	162	84
25-Nov-08	160	83
25-Dec-08	162	83
25-Jan-09	161	83
25-Feb-09	161	83
25-Mar-09	166	86
25-Apr-09	161	84
25-May-09	163	84
25-Jun-09	162	84
25-Jul-09	163	84
25-Aug-09	162	84
25-Sep-09	162	85
25-Oct-09	164	85
25-Nov-09	163	85
25-Dec-09	164	85
25-Jan-10	163	86
25-Feb-10	163	86
25-Mar-10	168	86
25-Apr-10	164	86
25-May-10	165	86
25-Jun-10	164	87
25-Jul-10	166	87
25-Aug-10	164	87
25-Sep-10	165	87
25-Oct-10	166	88
25-Nov-10	165	88
25-Dec-10	167	88
25-Jan-11	166	89
25-Feb-11	166	89
25-Mar-11	171	89
25-Apr-11	166	89

Available Funds Cap - Subordinates

Date	Subordinate Cap
25-Jun-04	10.09
25-Jul-04	10.09
25-Aug-04	10.43
25-Sep-04	10.43
25-Oct-04	10.10
25-Nov-04	10.44
25-Dec-04	10.11
25-Jan-05	10.45
25-Feb-05	10.45
25-Mar-05	9.44
25-Apr-05	10.46
25-May-05	10.13
25-Jun-05	10.47
25-Jul-05	10.14
25-Aug-05	10.48
25-Sep-05	10.48
25-Oct-05	10.15
25-Nov-05	10.49
25-Dec-05	10.16
25-Jan-06	10.51
25-Feb-06	10.51
25-Mar-06	9.50
25-Apr-06	10.52
25-May-06	10.19
25-Jun-06	10.54
25-Jul-06	10.20
25-Aug-06	10.55
25-Sep-06	10.56
25-Oct-06	10.22
25-Nov-06	10.57
25-Dec-06	10.23
25-Jan-07	10.58
25-Feb-07	10.59
25-Mar-07	9.57
25-Apr-07	10.60
25-Apr-07	10.27
25-Jun-07	10.62
25-Jul-07	10.29
25-Aug-07	10.64
25-Sep-07	10.64
25-Oct-07	10.31
25-Nov-07	10.66
25-Dec-07	10.33
25-Jan-08	10.68
25-Feb-08	10.69
25-Mar-08	10.01

Date	Subordinate Cap
25-Apr-08	10.71
25-May-08	10.37
25-Jun-08	10.73
25-Jul-08	10.39
25-Aug-08	10.75
25-Sep-08	10.76
25-Oct-08	10.42
25-Nov-08	10.78
25-Dec-08	10.44
25-Jan-09	10.80
25-Feb-09	10.81
25-Mar-09	9.78
25-Apr-09	10.84
25-May-09	10.50
25-Jun-09	10.86
25-Jul-09	10.52
25-Aug-09	10.89
25-Sep-09	10.90
25-Oct-09	10.56
25-Nov-09	10.93
25-Dec-09	10.59
25-Jan-10	10.96
25-Feb-10	10.97
25-Mar-10	9.92
25-Apr-10	11.00
25-May-10	10.66
25-Jun-10	11.03
25-Jul-10	10.69
25-Aug-10	11.07
25-Sep-10	11.09
25-Oct-10	10.74
25-Nov-10	11.12
25-Dec-10	10.78
25-Jan-11	11.16
25-Feb-11	11.18
25-Mar-11	10.11
25-Apr-11	11.22